Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated June 20, 2019

and the Prospectus, dated May 21, 2018

Registration No. 333-225075

Cadence Bancorporation

$85,000,000

4.75% Fixed to Floating Rate Subordinated Notes due 2029

Term Sheet

Issuer:	Cadence Bancorporation (the “Company”)

Security:	4.75% Fixed to Floating Rate Subordinated Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	$85,000,000

Ratings:

BBB- by Kroll Bond Rating Agency, Inc.

A- by Egan-Jones Rating Company

BB by S&P Global

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	June 20, 2019

Settlement Date:	June 26, 2019

Final Maturity Date (if not previously redeemed):	June 30, 2029

Coupon:	4.75% per annum, from and including the Settlement Date, to but excluding June 30, 2024, payable semi-annually in arrears. From and including June 30, 2024 to, but excluding the maturity date or earlier redemption date, a floating per annum rate equal to the three-month LIBOR (as defined in the prospectus supplement under “Description of the Notes — Interest”), provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero, plus 303 basis points, payable quarterly in arrears.

Interest Payment Dates:	Interest on the Notes will be payable on June 30 and December 30 of each year through, but not including, June 30, 2024, and quarterly thereafter on March 30, June 30, September 30, and December 30 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on December 30, 2019.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date

Day Count Convention:	30/360 to but excluding June 30, 2024, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of June 30, 2024 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to June 30, 2024, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering, together with cash on hand or other immediately available funds, to redeem its 4.875% senior notes due June 28, 2019, or for general corporate purposes.

Price to Public:	100.00%

Underwriters’ Discount:	1.00% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$84,150,000

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•  will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Debt (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

•  will rank equal in right of payment and upon our liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•  will rank senior in right of payment and upon the Company’s liquidation to (i) its existing junior subordinated debentures and (ii) any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•  will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation Cadence Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

CUSIP/ISIN:	12739A AA8 / US12739AAA88

Joint Book-Running Managers:	Sandler O’Neill + Partners, L.P. US Bancorp

Co-Manager:	Raymond James

Alternative Settlement Cycle:	We expect to deliver the Notes against payment for the Notes on the fourth business day following the Trade Date (“T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128 or US Bancorp toll-free at 877-558-2607.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.